Exhibit 99.1

749763 PRESS RELEASE

AEGON-CNOOC RECEIVES LICENSE FOR LIFE INSURANCE ACTIVITIES IN BEIJING

The Hague, December 6, 2004 – AEGON N.V. has announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. with the Chinese National Offshore Oil Corporation (CNOOC), received a license from the relevant regulatory authorities to start life insurance activities in Beijing, China.

Following the launch of AEGON-CNOOC’s headquarters in Shanghai in May 2003, Beijing will be the first branch office. It is scheduled to open in April 2005.

This license fits into AEGON-CNOOC’s strategy to provide insurance and savings products that meet consumers’ needs. AEGON-CNOOC aims to continue to expand the scope of its operations in China.

Safe harbor

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

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